Exhibit (p)

February 15, 1994

Morgan Stanley India
   Investment Fund, Inc.
c/o Morgan Stanley Asset Management Inc.
1221 Avenue of the Americas
New York, New York  10020

Ladies and Gentlemen:

Morgan Stanley Asset Management Inc. (“MSAM”) agrees to purchase 7,093 shares of Common Stock, par value $0.01 per share (the “Shares”), of the Fund at a price of $14.10 per share.  MSAM shall tender to the Fund the amount of $100,000 in full payment for the Shares.

MSAM represents and warrants to the Fund that the Shares are being acquired for investment and not with a view to distribution thereof, and that MSAM has no present intention to redeem or dispose of any of the Shares.

Very truly yours,

MORGAN STANLEY ASSET
MANAGEMENT INC.

By:	/s/ Warren J. Olsen
	Name:	Warren J. Olsen
	Title:	Principal